As Filed with the Securities and Exchange Commission on December 13, 2000.
                                                     Registration No. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                             HIGH SPEED ACCESS CORP.
             (Exact name of registrant as specified in its charter)
        DELAWARE                                            61-1324009
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                          Identification Number)

                             10901 WEST TOLLER DRIVE
                            LITTLETON, COLORADO 80127
                                 (720) 922-2500
   (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                                 JOHN G. HUNDLEY
           SECRETARY AND SENIOR VICE PRESIDENT OF BUSINESS DEVELOPMENT
                             10300 ORMSBY PARK PLACE
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 420-7452
       (Name, address, including ZIP code, and telephone number, including area code, of agent for service)

                                    Copy to:
                              JEREMY DICKENS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
         If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
================================================ ============= ================== ======================== ==============
                                                                                  Proposed
                                                 Amount        Proposed Maximum   Maximum                  Amount of
Title of Each Class of                           To be         Offering Price     Aggregate                Registration
Securities to be Registered(1)                   Registered    Per Unit           Offering Price           Fee
------------------------------------------------ ------------- ------------------ ------------------------ --------------
Common stock, $.01 par value                        2,961,718           $1.82(2)            $5,390,326.76      $ 1,423.05
------------------------------------------------ ------------- ------------------ ------------------------ --------------
Common stock issuable upon exercise of                277,306           $5.59(3)            $1,550,140.54      $   409.24
outstanding Warrants
------------------------------------------------ ------------- ------------------ ------------------------ --------------
Total                                               3,239,024                               $6,940,467.30       $1,832.29
================================================ ============= ================== ======================== ==============
(1)  This registration statement is being used to register 2,961,718 shares of common stock owned by selling stockholders and 277,306 shares of common stock underlying warrants owned by selling stockholders, plus an indeterminate number of shares of common stock which may be issued by reason of the antidilution provisions of the warrants.
(2)  Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices of the Registrant's common stock on the Nasdaq National Market on December 7, 2000.
(3)  Calculated pursuant to Rule 457(g) under the Securities Act of 1933, as amended, on the basis of the exercise price of the warrants.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

NY2:\958285\15\52678.0004

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                Subject to Completion. Dated __________ __, 2001.


PROSPECTUS


                             HIGH SPEED ACCESS CORP.

                        3,239,024 Shares of Common Stock





          The stockholders identified in this prospectus are offering:

                  o 2,961,718 shares of common stock owned by selling stockholders; and

                  o 277,306 shares of common stock underlying warrants owned by selling stockholders.

        We will not receive any of the proceeds from sales of the shares.

        Our common stock trades on the Nasdaq National Market under the symbol HSAC. On December 12, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $1.78 per share.

        SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF MATERIAL RISKS THAT AN INVESTOR SHOULD CONSIDER BEFORE BUYING HSA COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


              The date of this prospectus is __________ __, 2001.

                                TABLE OF CONTENTS


HIGH SPEED ACCESS CORP.................................................3

RISK FACTORS...........................................................5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................21

WHERE YOU CAN FIND MORE INFORMATION...................................22

USE OF PROCEEDS.......................................................24

SELLING STOCKHOLDERS..................................................24

PLAN OF DISTRIBUTION..................................................29

LEGAL MATTERS.........................................................30

EXPERTS  30

                             HIGH SPEED ACCESS CORP.

         Because this is a summary, it does not contain all the information about HSA that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this Prospectus.

         We provide high speed Internet access via cable modem to residential and commercial customers primarily in exurban areas. We enter into long-term exclusive contracts with cable system operators to provide them with either a comprehensive "full turnkey" or "partial turnkey" solution. These solutions provide high speed Internet access to a cable system's customers.

         In exchange for providing us with access to customers in the full turnkey solution, we pay the cable operator a portion of the monthly fees received from an end user that subscribes to the services. In a partial turnkey or "network services" solution, we deliver fewer services and incur lower costs than in a full turnkey solution but also earn a smaller percentage of the subscription revenue or a fixed fee on a per subscriber basis. For partial turnkey services, our cable partners typically bill the end user and pay us a percentage of the revenue or a fixed fee. Partial turnkey solutions have become a significant part of our business mix, and we anticipate that this trend will continue.

         We also provide other value added services to cable operators, such as engineering services related to design and installation of data network hardware and software necessary to offer Internet service via cable modems, on a fee for service basis.

         Our revenue from dial-up services, as a percentage of our total revenue, has decreased and will continue to decline over time as our high speed business and other service revenue grows. Moreover, although we expect cable modem rentals to be a significant part of our revenue during the next few years, we expect our cable modem rental income to decrease as cable modems become commercially available at lower costs through retail stores and as they become standard features of personal computers. However, we will save the cost of purchasing and installing cable modems for end users. In the future we expect to earn revenues from additional services such as Internet telephony, and to a lesser extent, from local content.

         In addition to high speed Internet access via cable modem, we are expanding our offering of services to include DSL Internet access on a reseller basis. Currently, we receive no revenue from the provision of high speed DSL Internet access but we expect to provide DSL service to commercial customers in the future. Currently, we offer DSL service as a reseller for Northpoint Communications Group, Inc. on a limited basis. We anticipate that our business will become more dependent upon providing DSL service to commercial customers in the future.

RECENT DEVELOPMENTS

         In May 2000 Lucent purchased 1,250,000 shares of our common stock at fair value for total proceeds of $10.0 million. In addition, we entered into a general agreement with Lucent whereby Lucent will provide equipment and services to us with an initial purchase commitment by us of $5.0 million.

         In August 2000, we completed the acquisition of Digital Chainsaw, Inc. d/b/a Netperformance, a one-stop provider of strategic Internet services primarily to small- and medium-sized enterprises, including web hosting, web site and creative design, legacy systems integration and overall strategic consulting. Moreover, we are conducting technical and customer trials for Voice-over-Internet-Protocol, or VoIP, telephone service in collaboration with Lucent and other major vendors, and plan to introduce second-line VoIP services late this year. We also intend to continue expanding our suite of core connectivity and related value-added services as broadband technology proliferates and additional services become viable.

         In October 2000 we signed a definitive agreement with Vulcan Ventures Incorporated and Charter Communications, under which Vulcan and Charter made an aggregate preferred equity investment of $75 million. Vulcan, an affiliate of Microsoft Corporation co-founder Paul Allen, owns 34.5% of our outstanding common stock as of September 30, 2000. Charter, our largest cable partner, is an affiliate of Vulcan. Under the agreement, Vulcan and Charter have invested approximately equal amounts. Pursuant to the agreement, Vulcan and Charter have purchased convertible preferred stock, which may be converted into our common stock at a conversion price of approximately $5 per share, subject to adjustment for future stock issuances at less than the conversion price and other customary adjustments.

         On November 13, 2000, we signed a definitive agreement with ISP Channel to negotiate with its cable affiliates with respect to the transition of these affiliates onto our network.

         Our principal executive offices are located at:

                             10901 West Toller Drive
                            Littleton, Colorado 80127
                               Tel: (720) 922-2828

                                  RISK FACTORS

         You should carefully consider the following risk factors as well as the other information contained and incorporated by reference in this prospectus before making an investment in our common stock. Any one or a combination of these risk factors may have a material adverse effect on us.


RISKS RELATED TO OUR OPERATIONS
-------------------------------

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY.

         Our predecessor companies began offering services to cable operators in October 1997. Most of our cable modem deployments occurred within the last eighteen months, and we do not consider any of the markets in which we operate to be mature. In addition, our senior management team and other employees have worked together for only a short period of time. Consequently, we have a limited operating history upon which our business can be evaluated.

WE HAVE NOT BEEN PROFITABLE AND EXPECTS FUTURE LOSSES.

         Since our founding, we have not been profitable. We have incurred substantial costs to create and introduce broadband Internet access services, to operate these services, and to grow our business. We have incurred net losses of approximately $159.4 million from April 3, 1998 (date of inception) through September 30, 2000. Our limited operating history and ambitious growth plans make predicting operating results, including operating expenses, difficult.

         We expect to incur substantial losses and experience substantial negative cash flows from operations for at least the next several years as we expand our business. The principal costs of expanding the business will include:

         o substantial direct and indirect selling, marketing and promotional costs;

         o system operational expenses, including the lease of our Internet backbone, which has a traffic capacity in excess of our current needs;

         o costs incurred in connection with higher staffing levels to meet our growth;

         o the acquisition and installation of the equipment, software and telecommunications circuits necessary to enable our cable partners to offer our services; and

         o costs in connection with acquisitions, divestitures, business alliances or changing technologies.

         If any of these costs or expenses are not accompanied by an increase in revenues, our ability to achieve profitability may suffer and we may be forced to revise our business plan.

WE CANNOT PREDICT OUR SUCCESS BECAUSE OUR BUSINESS MODEL HAS NOT BEEN SUCCESSFUL, HAS CHANGED IN THE PAST AND MAY CONTINUE TO CHANGE. OUR BUSINESS IS UNPROVEN AND EVOLVING.

         We do not believe that any cable-based Internet access services currently offered by cable companies have been profitable. We continue to introduce new services, make changes to our product offerings to meet our customer demands and respond to changes in our evolving industry. In addition, many industry analysts believe that Internet access providers will become increasingly reliant upon advertising, barter and subscription-based revenues from content due to competitive pressures to provide low cost or even free Internet access.

         Although our primary service offering is high bandwidth Internet access, we currently derive a substantial portion of our revenue from standard dial-up Internet access, which we offer as a feeder for our high speed offerings. We cannot predict whether demand for our high speed Internet access services will develop, particularly at the volume or prices we need to become profitable. Even if we are able to generate sufficient demand for our high speed services, we may be unable to deploy our services at the pace required to satisfy that demand. Additionally, we believe that partial turnkey services will become an increasingly important part of our business. Under the partial turnkey arrangements, such as the one we signed with Charter Communications on May 12, 2000, covering a minimum of 5 million homes passed, we will earn less revenue, and absorb less operating expense, per end user, than under a full turnkey arrangement. In our partial turnkey solution, we deliver fewer services and incur lower costs than in a full turnkey solution but will also earn a smaller percentage of the subscription revenue or a fixed fee on a per subscriber basis.

         We have also begun to offer DSL Internet access on a limited basis as a reseller under an agreement with NorthPoint Communications We expect to rollout DSL Internet access and related services on a bundled basis, and will incur significant operating losses in doing so. In this effort, we intend to target markets in which we have (i) existing DSL re-seller agreements and/or (ii) existing infrastructure or facilities.

         We recently acquired Digital, a one-stop provider of strategic Internet services primarily to small and medium sized enterprises, including web hosting, web site and creative design, legacy systems integration and overall strategic consulting.

         We have also initiated technical trials of IP Telephony in collaboration with Charter and Lucent, as additional services for our cable partners to offer their customers.

         We do not know whether our new services will become significant to our business or whether we will continue to offer them at all. Consequently, our business model is likely to continue to change.

OUR ABILITY TO ATTRACT AND RETAIN END USERS DEPENDS ON MANY FACTORS WE CANNOT CONTROL.

         Our ability to increase the number of end users, and our ability to retain end users, will depend on a number of factors, many of which are beyond our control. These factors include:

         o our ability to enter into and retain agreements with cable operators;

         o the speed at which we are able to deploy our services, particularly if we cannot obtain on a timely basis the telecommunications circuitry necessary to connect our cable headend equipment to our Internet backbone;

         o our success in marketing our service to new and existing end users;

         o competition, including new entrants advertising free or lower priced Internet access and/or alternative access technologies;

         o whether our cable partners maintain their cable systems or upgrade their systems from one-way to two-way service;

         o        the quality of the customer and technical support we provide;
                  and

         o        the quality of the content we offer.

         In addition, our service is currently priced at a premium to many other online services and many end users may not be willing to pay a premium for our service. Because of these factors, our actual revenues or the rate at which we will add new end users may differ from past increases, the forecasts of industry analysts, or a level that meets the expectations of investors.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY BE BELOW THE EXPECTATIONS OF ANALYSTS AND INVESTORS.

         Our revenues and expenses, and in particular our quarterly revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include:

         o the pace of the rollout of our service to our cable partners, including the impact of substantial capital expenditures and related operating expenses;

         o whether and the rate at which we enter into contracts with cable operators for additional systems;

         o the rate at which new end users subscribe to our services, the rate at which these customers are installed and receive service, and the rate at which we retain these customers net of customers who disconnect;

         o        changes in revenue splits with our cable partners;

         o        price competition in the Internet and cable industries;

         o the extent we provide partial, rather than full turnkey access;

         o        our ability to avoid system failures;

         o changes in our operating expenses including, in particular, personnel expenses;

         o the introduction of new products or services by us or our competitors;

         o our ability to enter into strategic alliances with content providers; and

         o economic conditions specific to the Internet and cable industries, as well as general economic and market conditions.

         In addition, our operating expenses are based on our expectations of the future demand for our services and are relatively fixed in the short term. We may be unable to adjust our spending quickly enough to offset any unexpected demand surge or shortfall in demand.

         The quarter-to-quarter comparisons of our results of operations should not be relied upon as an indication of future performance. If our results of operations are below the expectations of analysts and investors, the price of our common stock is likely to fall.

WE MAY NOT BE ABLE TO ESTABLISH OR MAINTAIN ACCEPTABLE RELATIONSHIPS WITH CABLE OPERATORS.

         Our success depends, in part, on our ability to gain access to cable customers. We gain that access through our agreements with cable operators. There can be no assurance that we will be able to establish or maintain relationships with cable operators. Even if we establish and maintain those relationships, there can be no assurance that we will be able to do so on terms favorable to us or in the quantities we need to become profitable. If we fail to form partnerships rapidly with a large number of cable operators, we will be effectively excluded from providing our services in the systems owned by those operators. Not only can other cable-based broadband service providers compete against us for an exclusive contract, the cable operator may decide to offer cable-based Internet services directly, without assistance from us or our competitors. Delays in forming relationships and deploying our cable-based services also create windows of time for alternative broadband access providers to enter the market and acquire customers.

         Furthermore, in order to rapidly deploy our services within a market, we typically begin installation of our equipment and related telecommunications circuits prior to the execution of final documentation. If we are unable to finalize our contractual relationship with a cable operator, if the exclusive relationship between us and our cable partners, or between our cable partners and their cable customers, is impaired, or if we do not establish affiliation with a sufficient number of cable operators, we may be unable to build our end user base at the rate we anticipate, which could hinder our growth and force us to revise our business plan.

OUR LARGEST CABLE PARTNER CAN TERMINATE ITS CONTRACT WITH US.

         Our largest cable partner is Charter. Charter is an affiliate of Vulcan Ventures Incorporated, an affiliate of Microsoft Corporation co-founder Paul Allen, which owns 34.5% of our outstanding common stock as of September 30, 2000. We have entered into several agreements with Charter, including several network services agreements. The first network services agreement was entered into in November 1998 and the second in May 2000. Under both agreements, Charter has committed to provide us the exclusive right to provide network services related to the delivery of Internet access to homes passed in some cable systems.

         Under the May 2000 agreement, we will provide partial turnkey services, including call center support for cable modem customers as well as network monitoring, troubleshooting and security services. The agreement has an initial term of five years and may be renewed at Charter's option for additional successive five-year terms. In a partial turnkey solution, we deliver fewer services and incur lower costs than in full turnkey solutions, but will also earn a smaller percentage of the subscription revenue based on a fixed fee per subscriber. Under the November 1998 agreement, we have primarily provided comprehensive turnkey services.

         Subject to the provisions of the network service agreements, Charter can terminate our exclusivity rights, on a system-by-system basis, if we fail to meet performance specifications or otherwise breach our agreement. Moreover, Charter can terminate the November 1998 agreement, for any reason, as long as it purchases the associated cable headend equipment and modems at book value and pays us a termination fee based on the net present value of the revenues we otherwise would earn for the remaining term of the agreement from those end users subscribing to our services as of the date of termination. We may be unable to meet the benchmarks related to its customer penetration rates. Further, Charter may decide to terminate either agreement for any other reason. If Charter were to terminate either agreement, in whole or for any material system, regardless of any termination fee we may receive we would lose end users and market share, and likely be forced to incur significant unanticipated costs to establish alternative arrangements, which may not be available on competitive terms, or at all.

OUR AGREEMENT WITH VULCAN VENTURES COULD CONSTRAIN OUR ABILITY TO GENERATE REVENUES FROM PROVIDING CONTENT AND FUTURE SERVICES OUR END USERS MAY DEMAND.

         Under our programming content agreement with Vulcan, Vulcan has the right to require us to carry, on an exclusive basis in all cable systems we serve, content that Vulcan designates. Vulcan content may include start-up and related web pages, electronic programming guides, other multimedia information and telephony services. We will not share in any revenues Vulcan may earn through the content or telephony services it provides. We must provide all equipment necessary for the delivery of Vulcan content, although Vulcan will reimburse us for any costs incurred in excess of $3,000 per cable headend. Vulcan cannot charge us for any Vulcan content through November 25, 2008; after that date we will be obligated to pay Vulcan for this content at the lowest fee charged to any Internet service provider who subscribes to Vulcan content.

         Vulcan has the right to prohibit us from providing content or telephony services that compete with Vulcan content in Vulcan's discretion and can require us to remove competing content. Many industry analysts believe that Internet access will become increasingly reliant upon revenues from content due to competitive pressures to provide low cost or even free Internet access. If Vulcan were to require us to remove our content or substitute Vulcan's telephony services for any we might provide, we could lose a source of additional revenues and might not recover all related costs of providing Vulcan's content or telephony services. Vulcan's ability to prohibit us from providing content and telephony services means that Vulcan's interests are not necessarily aligned with those of our other stockholders.

ONE-WAY CABLE SYSTEMS INCREASE OUR OPERATING COSTS AND MAY NOT PROVIDE THE QUALITY NECESSARY TO ATTRACT CUSTOMERS.

         Although our service can operate in one-way cable systems, where data can be transmitted at high speeds from the cable headend to the end user, the end user in a one-way system can only transmit data back to the cable headend via a standard phone line. Because we must support the telephone return component of the system, we incur higher operating costs in one-way systems. Presently only one-third of the systems where we are or will soon operate our services are two-way systems. Over time, however, we expect most, if not all, of our cable partners to upgrade and or rebuild their plants to provide increased bandwidth and two-way capabilities. We believe faster uploads and the elimination of phone line return costs make our service more valuable and may lead to higher customer penetration rates, which in turn benefits the cable operator through higher revenue. However, upgrading a cable system can be expensive and time-consuming for the cable operator. Delays in upgrading one-way cable plants also makes our services vulnerable to competition from alternative broadband technologies, and may make our cable partner vulnerable to overbuilds by competitors.

         Moreover, we do not require our cable partners to make these upgrades and they have no legal obligation to do so. Consequently, if our cable partners do not upgrade to two-way capability at the rate we anticipate, we might not be able to provide the quality of service necessary to attract customers on an economical basis.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH PLANS.

         To manage our anticipated growth, we must continue to implement and improve our operational, financial and management information systems; hire, train and retain additional qualified personnel; continue to expand and upgrade core technologies; and effectively manage our relationships with end users, suppliers and other third parties. Our expansion could place a significant strain on our services and support operations, sales and administrative personnel and other resources. Our billing software is not adequate to meet our growth plans. We are in the process of replacing our billing software with an integrated billing and customer care software system that we believe is capable of meeting our planned future needs, but can offer no assurances that we will successfully achieve the replacement, or if we do achieve the replacement that we will do so within a time frame that will permit us to achieve our growth objectives. Additionally, if we are unable to provide training and support for our products, the implementation process will be longer and customer satisfaction may be lower. Our growth plan may include acquisitions. If we acquire additional companies, we could have difficulty integrating their operations, or integrating and retaining their key personnel. In addition, if the demand for our service exceeds our ability to provide our services on a timely basis, we may lose customers. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that our management will be capable of exploiting fully the market for our products and services. Our inability to manage our growth effectively could compromise the quality of services we offer, harm our reputation and reduce demand for our services, any of which would hinder our growth.

OUR ABILITY TO INCREASE THE CAPACITY AND MAINTAIN THE SPEED OF OUR NETWORK IS UNPROVEN.

         We may not be able to increase the transmission capacity of our network to meet expected end user levels while maintaining superior performance. While peak downstream data transmission speeds across the cable infrastructure approach 10 Mbps in each 6 megahertz (Mhz) channel, actual downstream data transmission speeds are almost always significantly slower, depending on a variety of factors. These factors include our intentional throttling of data traffic flowing through the local network in order to optimize the use of our network capacity and to sell tiered price-service packages, bandwidth capacity constraints between the cable headend and the Internet backbone, the type and location of content, Internet traffic, the number of active end users on a given cable network node, the number of 6 Mhz channels allocated to us by our cable partner, the capabilities of the cable modems used and the service quality of the cable operators' fiber-coax facilities. The actual data delivery speed that an end user realizes also will depend on the end user's hardware, operating system and software configurations. There can be no assurance that we will be able to achieve or maintain a speed of data transmission at a speed sufficient to attract and retain our planned number of end users, especially as the number of end users grows. Because end users will share the available capacity on a cable network node, we may underestimate the capacity we need to provide in order to maintain peak transmission speeds. A perceived or actual failure to achieve or maintain sufficiently high speed data transmission could significantly reduce end user demand for our services or increase costs associated with customer complaints.

OUR NETWORK MAY BE VULNERABLE TO SECURITY RISKS.

         Despite our implementation of industry-standard security measures, the networks we operate may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet and online service providers in the past have experienced, and in the future may experience, interruptions in service as a result of the accidental or intentional actions of Internet users. Because the cable infrastructure is a shared medium, it is inherently more vulnerable to security risks than dedicated telephony technologies such as digital subscriber lines. Moreover, we have no control over the security measures that our cable partners and end users adopt. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems maintained by us and our end users. These events may result in liability to us or harm to our end users. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our end users, which could have a material adverse effect on our business and financial results. In addition, the threat of these and other security risks may harm our reputation and deter potential end users from purchasing our services.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

         The development of our business may require significant additional capital in the future to fund our operations, to finance the substantial investments in equipment and corporate infrastructure needed for our planned expansion, to enhance and expand the range of services we offer and to respond to competitive pressures and perceived opportunities, such as investment, acquisition and international expansion activities. To date, our cash flow from operations has been insufficient to cover our expenses and capital needs. We believe our current cash, cash equivalents and short term investments, together with the proceeds from unused loan facilities and lease financing through various facilities, as well as additional loan and lease financing facilities, will be sufficient to meet our working capital requirements, including operating losses and capital expenditure requirements into 2002, assuming we achieve our business plan. At such time, or sooner, if we do not achieve our business plan we will require additional equity and/or debt financing. In this regard, in October 2000, we signed a definitive agreement with Vulcan and Charter pursuant to which Vulcan and Charter will make an aggregate preferred equity investment of $75 million. Under the agreement, Vulcan and Charter have invested approximately equal amounts. The investments take the form of convertible preferred stock, and may convert into our common stock at a conversion price of approximately $5 per share, subject to adjustment for future stock issuances at less than the conversion price and other customary adjustments. We expect these funds to last into 2002.

         However, we anticipate that we will need to seek additional equity or debt financing to execute our current business plan. Further, if additional financing is not available on acceptable terms, we may be forced to curtail our operations, which could have a material adverse effect on our business and financial results and may require us to delay the deployment of our services. Furthermore, additional equity or debt financing could give rise to any or all of the following:

         o        additional dilution to our current stockholders;

         o the issuance of securities with rights, preferences or privileges senior to those of the existing holders of our common stock; and

         o the issuance of securities with covenants imposing restrictions on our operations.

OUR FINANCING WITH VULCAN AND CHARTER CONTAINS ANTI-DILUTION ADJUSTMENTS AND RESTRICTIONS ON OUR FUTURE ACTIVITIES.

         On October 19, 2000, we entered into a stock purchase agreement with Vulcan and Charter pursuant to which Vulcan and Charter purchased 38,000 and 37,000 shares, respectively, of our Series D convertible preferred stock at a price of $1,000 per share, for an aggregate purchase price of $38,000,000 and $37,000,000, respectively. Paul G. Allen controls Vulcan and Charter. The shares of convertible preferred stock initially are convertible at a conversion price of $5.01875 per share into 14,943,960 shares of common stock. The conversion price will be subject to an anti-dilution adjustment which would increase the number of shares issuable to Vulcan and Charter upon conversion of the convertible preferred stock if we issue common stock (or are deemed to issue common stock) at below the conversion price.

         The transaction also places significant restrictions on our activities in the future. Among other things, these constraints will require us to:

         o obtain the approval of Vulcan and Charter before declaring a dividend, entering into a merger, acquisition, consolidation, business combination, or other similar transaction, or issuing any debt or equity securities;

         o provide Vulcan and Charter with a right of first refusal to purchase any shares of stock, common or otherwise, that we may offer in the future; and

         o offer and make available to Vulcan, Charter and their affiliates licensing and business arrangements relating to our technologies, products and services, or any combination thereof, on terms and conditions at least as favorable as those agreed to with any third party at substantially the same level of purchase or other financial commitment.

         Our stockholders should be aware that conversion of the convertible preferred stock into shares of our common stock will have a dilutive effect on earnings per share and the relative voting power of our present stockholders. In addition, our stockholders should note that we may issue additional shares of common stock in connection with the payment of dividends or conversion price adjustments on the convertible preferred stock, which may increase the number of shares of common stock issued in connection with the transaction.

WE MAY BECOME SUBJECT TO RISKS OF INTERNATIONAL OPERATIONS.

         We are currently evaluating international expansion opportunities. If we expand internationally or enter into joint venture arrangements to pursue international business opportunities, we would become subject to the risks of conducting business internationally, including:

         o foreign currency fluctuations, which could result in reduced revenues or increased operating expenses;

         o        inability to locate qualified local partners and suppliers;

         o the burdens of complying with a variety of foreign laws and trade standards;

         o        tariffs and trade barriers;

         o        difficulty in accounts receivable collection;

         o        potentially longer payment cycles;

         o        foreign taxes;

         o unexpected changes in regulatory requirements, including the regulation of Internet access; and

         o uncertainty regarding liability for information retrieved and replicated in foreign countries.

         If we expand internationally, we will also be subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Our proposed international operations could harm our revenues and ability to achieve profitability.


RISKS RELATED TO THE MARKET FOR HIGH SPEED INTERNET ACCESS
----------------------------------------------------------

THE MARKET FOR INTERNET SERVICES IS HIGHLY COMPETITIVE.

         We face competition from many competitors with significantly greater financial, sales and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships with advertisers, content and application providers and/or other strategic partners than we have. We expect this competition in cable and DSL Internet access markets to intensify in the future. We face competition from both cable modem service providers and from providers of other types of data, IP telephony and Internet services for end users. This intense competition may create a time-limited market opportunity for our cable-based high speed Internet access and IP telephony services. We may be unable to achieve widespread acceptance of our services before competitors offer services similar to our current offerings, which might preclude or delay purchasing decisions by potential end users.

         Our competitors in the cable-based Internet access and IP telephony markets are those companies that have developed their own cable-based services and market those services to cable system operators. Other competitors in the cable-based Internet and IP telephony access markets are those companies seeking to establish distribution arrangements with cable system operators in exurban markets and/or provide one-way system capability. In addition, other cable system operators have launched their own cable-based Internet services that could limit the market for our services. Our agreement with Charter and other operators provides us with exclusive rights to provide high speed Internet access to the customer's personal computer. However, Charter and other online service providers may deploy TV-based Internet access services through set-top boxes or other devices.

         We also compete with traditional Internet service providers and other competing broadband technologies including ISDNs, DSLs, wireless and satellite data services. Moreover, our competitors include long distance inter-exchange carriers, regional Bell operating companies and other local exchange carriers. Many of these carriers are offering diversified packages of telecommunications services, including Internet access, and could bundle these services together, putting us at a competitive disadvantage. Widespread commercial acceptance of any of these competing technologies or competitors' products could significantly reduce the potential customer base for our services, which could harm our revenues and ability to achieve profitability.

OUR CABLE PARTNERS COULD SELL THEIR SYSTEMS OR BE ACQUIRED.

         In recent years, the cable television industry has undergone substantial consolidation. If one of our cable partners is acquired by a cable operator that already has a relationship with one of our competitors or that does not enter into a contract with us, we could lose the ability to offer our cable modem access services in the systems formerly served by our cable partner. Many of the cable operators with whom we have contracts operate multiple systems, thus increasing the risk to us if they are acquired. Moreover, it is common in the cable industry for operators to swap systems, which could cause us to lose our contract for a swapped system. Even though many of our contracts obligate our cable partners to pay us a termination fee if they sell their system to another operator who does not assume our contract, the potential termination fee may not be adequate to ensure that the successor operator assumes our contract, or to compensate us fully for the loss of future business in that system.

OUR CABLE PARTNERS COULD LOSE THEIR FRANCHISES, AND ARE VULNERABLE TO
COMPETITION.

         Cable television companies operate under franchises granted by local or state authorities that are subject to renewal and renegotiation from time to time. A franchise is generally granted for a fixed term ranging from 5 to 15 years, although in many cases the franchise is terminable if the franchisee fails to comply with the material provisions of its franchise agreement. No assurance can be given that the cable operators that have contracts with us will be able to retain or renew their franchises. The non-renewal or termination of any of these franchises would result in the termination of our contract with the applicable cable operator. Moreover, cable television operators are sometimes subject to overbuilding by competing operators who offer competing video and Internet access services. Moreover, many direct broadcast satellite (DBS) operators can compete with cable operators and provide Internet access services to their subscribers. Any dilution of our cable operator market base can adversely affect our potential market base.

OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND OUR SERVICES COULD BECOME OBSOLETE OR FAIL TO GAIN MARKET ACCEPTANCE.

         The market for our services is characterized by rapid technological advances, evolving industry standards, changes in end user requirements and frequent new service introductions and enhancements. For example, the North American cable industry has adopted a set of interface specifications, known as "DOCSIS," for hardware and software to support cable-based data delivery using cable modems. Our ability to adapt to rapidly changing technology and industry standards, such as DOCSIS, and to develop and introduce new and enhanced products and service offerings will be significant factors in maintaining or improving our competitive position, reducing our costs and prospects for growth. If technologies or standards applicable to our services become obsolete or fail to gain widespread consumer acceptance, our business and financial results will be materially and adversely affected.

         We currently anticipates that we will use a significant portion of our working capital to acquire headend, cable modem and other related capital equipment. The technology underlying that equipment is continuing to evolve. It is possible that the equipment we acquire could become obsolete prior to the time we would otherwise intend to replace it, which could require us to make unanticipated capital expenditures. Our inability to replace obsolete equipment on a timely basis could have a material adverse effect on our business and financial results.

WE DEPEND ON A DATA TRANSMISSION INFRASTRUCTURE LARGELY MAINTAINED BY THIRD PARTIES OR SUBJECT TO DISRUPTION BY EVENTS OUTSIDE OUR CONTROL.

         Our success will depend upon the capacity, reliability and security of the infrastructure used to carry data between our end users and the Internet. A significant portion of that infrastructure is owned by third parties. Accordingly, we have no control over our quality and maintenance. For example, we rely on our cable partners to maintain their cable infrastructures. We also rely on other third parties to provide a connection from the cable infrastructure to the Internet. Currently, we have transit agreements with MCI WorldCom, UUNet and others to support the exchange of traffic between our data servers, the cable infrastructure and the Internet. Our operations also depend on our ability to avoid damages from fires, earthquakes, floods, power losses, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of any of these events could interrupt our services. The failure of the Internet backbone, our servers, or any other link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations could have a material adverse effect on our business and financial results.

WE MAY BE HELD LIABLE FOR DEFAMATORY OR INDECENT CONTENT, AS WELL AS INFORMATION RETRIEVED OR REPLICATED.

         In part, our business involves supplying information and entertainment to customers over the cable systems of our cable system partners. Accordingly we face the same types of risks that apply to all businesses that publish or distribute information, such as potential liability for defamation, libel, invasion of privacy and similar claims, as well as copyright or trademark infringement and similar claims. A number of third parties have claimed that they hold patents covering various forms of online transactions or online technologies. In addition, our errors and omissions and liability insurance may not cover potential patent or copyright infringement claims and may not adequately indemnify us for any liability that may be imposed.

         The law relating to the liability of Internet and online service providers for information carried or disseminated through their networks is unsettled. There are some federal laws regarding the distribution of obscene or indecent material over the Internet under which we are subject to potential liability. These risks are mitigated by two federal laws. One, passed in 1996, immunizes Internet service providers from liability for defamation and similar claims for materials the Internet service provider did not create, but merely distributed. The other, passed in 1998, creates a "safe harbor" from copyright infringement liability for Internet service providers who comply with its requirements. These laws apply only in the United States; if we expand our operations to other countries, our potential liability under the laws of those countries could be greater.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION, "OPEN ACCESS" COMPETITION AND OTHER DSL- AND DBS-BASED COMPETITION.

         The regulatory environment in which we operate is uncertain and evolving. Historically, HSA and its cable partners have taken the position that for regulatory purposes we are a cable service provider, or an unregulated information service provider. However, the United States Court of Appeals for the Ninth Circuit recently concluded that a cable operator's provision of transmission facilities in some instances is a telecommunications service under the Communications Act. This classification could subject our cable partners, and possibly us, to federal and state regulation as "telecommunications carriers." If we or our cable partners were classified as telecommunications common carriers, or otherwise subject to common carrier-like access and non-discrimination requirements in the provision of our Internet over cable service, we or our cable partners could be subject to burdensome governmental regulations. In particular, the government might seek to regulate us and our cable partners with respect to the terms, conditions and prices for Internet connection services and interconnections with the public switched telephone network, and require that we make contributions to the universal service support fund. The Internet telephony services we expect to offer may also be regulated as a common carrier telecommunications service. Accordingly, any of our cable partners may be required to obtain a "telecommunications franchise" or a license to operate as a "competitive local exchange carrier" from some states or localities, which might not be available on reasonable terms, or at all.

         In addition, some local cable franchising authorities seek to impose "non-discrimination" or "open access" obligations on our cable partners. Other local franchising authorities might claim that our cable partners require separate franchises to offer our cable service. This franchise may not be obtainable on reasonable terms, or at all. A consortium of dial-up Internet service providers and large telephone companies are encouraging local franchising authorities and the Federal Communications Commission to ban the type of ISP-cable operator arrangements that we have with our cable partners that make us the exclusive supplier of high speed data on the cable systems where our service is offered. If these arrangements are banned, we could face additional competition from other Internet access providers using the cable system to connect to their customers, which could harm our business and financial results. Both AOL-Time Warner and AT&T-Mindspring have announced plans to open their networks to competing Internet service providers in the coming years, and AT&T and Time Warner Cable have initiated "open-access" trials with selected ISPs in several markets. Other ISPs are petitioning the FCC and various large cable operators for access to cable plants. We cannot predict the degree to which voluntary or involuntary "open access" will affect our business.

         In addition, regulatory decisions that make DSL technology services easier for competing telephone companies to deploy over normal telephone lines and less expensive for customers to buy could negatively affect our business. The Federal Communications Commission issued a line-sharing ruling in December 1999 that allows DSL providers to simply lease the data spectrum of the customer's local loop from the incumbent carrier. This obviates the need for customers to lease a secondary DSL-provisioned loop from the incumbent carrier in order to obtain high speed DSL data service, which in turn could make DSL service a more cost-competitive alternative to our services. Finally, firms controlling digital broadcast spectrum have announced plans to utilize a portion of that spectrum to offer consumers high-bandwidth data delivery via broadcast. Some direct broadcast satellite video companies are also deploying higher-bandwidth data delivery products. We cannot predict when or whether these services will be offered, but if offered they could present material competition to our services and could materially and adversely affect our success in the marketplace.

WE DEPEND ON OUR KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING THE SKILLED EMPLOYEES WE NEED TO EXECUTE OUR GROWTH PLAN.

         Our future success depends on the continued service of our key personnel, especially our Chief Executive Officer, Chief Operating Officer and Chief Technology Officer. We do not carry key person life insurance on most of our personnel. Given our early stage and plans for rapid expansion, the loss of the services of any of our executive officers or the loss of the services of other key employees could have a material adverse effect on our business and financial results. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Competition for employees in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. From time to time we have experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees.


RISKS RELATED TO TRADING IN OUR STOCK
-------------------------------------

INVESTORS MAY SUFFER SUBSTANTIAL DILUTION FROM OTHER TRANSACTIONS.

         As an inducement to cause Charter to commit additional systems to us, we have granted Charter warrants to purchase up to 12,000,000 shares of our common stock at an exercise price of $3.23 per share. These warrants become exercisable, in respect of (i) full turnkey systems at the rate of 1.55 shares for each home passed in excess of 750,000, and (ii) partial turnkey systems at the rate of .775 shares for each home passed for up to a total of 5,000,000 homes passed; and at the rate of 1.55 shares per every home passed for each additional home passed in excess of 5,000,000. To the extent that Charter becomes eligible to exercise all or a significant portion of these warrants, our stockholders will experience substantial dilution.

         In addition, we have granted Microsoft a warrant to purchase 387,500 shares of our common stock at an exercise price of $16.25, with additional warrants issuable for more than 2,500,000 homes passed committed to us by Comcast. Our agreement with ServiceCo LLC provides for granting of warrants to purchase one share of our common stock at a price of $5 per share up to a maximum of 5 million shares. We have also granted Classic Cable, Inc. and CMA Associates, both cable operators, a warrant to purchase 600,000 and 200,000 shares, respectively, each at an exercise price of $13 per share in connection with the distribution of our services. We have issued and may in the future issue additional stock or warrants to purchase our common stock in connection with our efforts to expand the distribution of our services and retain various consulting services. Our stockholders could face additional dilution from these possible future transactions.

         In addition, Vulcan and Charter made a $75 million preferred equity investment in us. The investments take the form of convertible preferred stock, and may convert into our common stock at a conversion price of approximately $5 per share, subject to adjustment for future stock issuances at less than the conversion price and other customary adjustments.

BECAUSE OF OUR RELATIONSHIP WITH VULCAN, NEW INVESTORS WILL HAVE LITTLE INFLUENCE OVER MANAGEMENT DECISIONS.

         Vulcan owns 34.5% of our outstanding stock as of September 30, 2000. Vulcan's affiliate, Charter, also has warrants to purchase up to an additional 12 million shares of our common stock. Accordingly, Vulcan will be able to significantly influence and possibly exercise control over most matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. In addition, conflicts of interest may arise as a consequence of Vulcan's control relationship with us, including:

         o conflicts between Vulcan, as our controlling stockholder, and our other stockholders, whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions,

         o conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by Vulcan, on the other hand, or

         o conflicts related to existing or new contractual relationships between us, on the one hand, and Vulcan and its other affiliates, on the other hand

         In particular, Vulcan is affiliated with Charter, currently our largest cable partner. Additionally, Vulcan has the exclusive right to provide or designate the first page our end users see when they log on to our service and, if it provides that first page, will be entitled to all of the related revenues. Moreover, Vulcan can prohibit us from providing content that competes with content it chooses to provide, and can prohibit us from providing telephony service if it chooses to provide those services.

THE FUTURE SALE OF SHARES MAY HURT OUR MARKET PRICE.

         A substantial number of shares of our common stock are available for resale. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

OUR STOCK PRICE IS LIKELY TO CONTINUE TO BE HIGHLY VOLATILE.

         The stock market has experienced extreme price and volume fluctuations. In particular, the market prices of the securities of Internet-related companies have been especially volatile. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

WE HAVE ANTI-TAKEOVER PROVISIONS.

         Some provisions of our certificate of incorporation and bylaws and Delaware law, in addition to the concentration of ownership in Vulcan, could make it difficult for a third party to acquire us, even if doing so might be beneficial to our other stockholders.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made or incorporated by reference in this prospectus. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "believe," "expect," "plan," "seek," "estimate," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, these statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this prospectus, and particularly in the risk factors set forth herein under "Risk Factors."

         Any forward-looking statement speaks only as of the date on which the statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each factor on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission in accordance therewith. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by calling 1-800-SEC-0330. Our filings are also available to the public on the Commission's Internet site at http://www.sec.gov. Copies of these materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. We maintain a website at http://www.hsacorp.net.

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock that the selling stockholders may offer under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to us and our common stock, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

         The Commission allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information.

         The following documents filed by us with the Commission and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made prior to the termination of this offering are incorporated by reference:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

         o our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

         o our Current Report on Form 8-K, filed with the Commission on October 23, 2000; and

         o the description of our common stock contained in the registration statement on Form 8-A, filed with the Commission on May 21, 1999.

         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at:

                             High Speed Access Corp.
                             10901 West Toller Drive
                               Littleton, CO 80127
                           Attention: Stephen M. Calk
                            Telephone: (720) 922-2828

         YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. THE COMMON STOCK IS NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR ANY SUPPLEMENT.

                                 USE OF PROCEEDS

         The shares of our common stock being offered hereby are offered solely for the accounts of the selling stockholders pursuant to various agreements that we have entered into with them. We will not receive any proceeds from the sale of common stock by selling stockholders, but to the extent warrants to purchase common stock held by selling stockholders are exercised, we will receive up to an aggregate of approximately $1.5 million. We intend to use the proceeds from the exercise of the warrants for working capital and general corporate purposes. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

         In connection with the issuance of these securities to the selling stockholders, we have entered into various agreements that require us to file a registration statement covering the common stock offered hereby, including the common stock issuable upon exercise of warrants held by certain selling stockholders. This prospectus is a part of the registration statement we filed with the Commission covering all of those shares of common stock.

         The following table sets forth information about the selling stockholders and the number of shares of our common stock beneficially owned by them, including upon exercise of warrants. We received this information from the selling stockholders. Except as disclosed in this prospectus, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may offer all or some portion of our common stock pursuant to this prospectus, no estimate can be given as to the number of shares of our common stock that will be held by the selling stockholders upon termination of any sales of such common stock. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

         The shares of common stock are being registered to permit public secondary trading of the shares and the selling stockholders may offer the shares for sale from time to time. See "Plan of Distribution."

                                             BENEFICIAL        NUMBER OF SHARES
                                            OWNERSHIP AT       COVERED BY THIS
SELLING SHAREHOLDERS                      DECEMBER 11, 2000       PROSPECTUS
--------------------                      -----------------       ----------
Alan Booge                                     34,476               34,476
Alkis P. Zingas Trust                          2,542                2,542
Andy Rogers and Kay Rogers                     1,779                1,779
Arkansas Valley Produce of Texas, Inc          11,299               11,299
Arthur Kimicata(1)                             2,288                2,288
Baca Ranches                                   1,271                1,271
Beaird Drilling Services, Inc.                 1,271                1,271
BH Properties                                  1,271                1,271
Bill M. Lowe                                   28,250               28,250
Billy R. Scivally                              10,170               10,170
Brian Burke(2)                                 149,784              149,784
Brian Yatzkan                                  15,255               15,255
C. Warren Lindig                               1,271                1,271
Casey Cameron                                  1,271                1,271
Catherine A. Corrigan                          20,340               20,340
Catoctin Holdings, LLC(3)                      53,392               53,392
Chad Justice                                   1,525                1,525
Charles E. Richardson III(4)                   45,765               45,765
Charles G. Burns & Rebecca H. Burns            1,500                1,500
Charles T. Sellers & Jan Sellers JTWROS        2,542                2,542
Charlotte Biladeau                             7,322                7,322
Christopher & Holly E. Read                    23,391               23,391
Christopher J. Ledo                            1,271                1,271
Cindy Cawley & Kevin Cawley, JTWROS            1,271                1,271
Claudia C. Dent Trust                          15,255               15,255
Cynthia C. Lewis                               1,271                1,271
David A. Dysard                                2,054                2,054
David A. Neff                                  7,627                7,627
Dennis Lapidus                                 2,804                2,804
Dent Irrevocable Trust                         10,170               10,170
Donald P. Baker                                2,054                2,054
Don Hawkins, Jr.                               2,054                2,054
Don Opplinger                                  1,525                1,525
Dudding Investments Ltd.                       118,378              118,378
Eddie Oran                                     1,525                1,525
Edward Lewis                                   1,232                1,232
Eliott D. & Joanne M. James5                   5,085                5,085
Eliott D. James(5)                             61,550               61,550
Ernest and Judy Rylie                          2,542                2,542
Erwin J. Riven, TTEE                           2,542                2,542
Frank R. West                                  1,271                1,271
Gary Allen(6)                                  366,642              366,642
Gary Flanagan                                  7,322                7,322
Gary Granger                                   2,542                2,542
Gene Bradley/Shari Bradley                     1,271                1,271

                                             BENEFICIAL        NUMBER OF SHARES
                                            OWNERSHIP AT       COVERED BY THIS
SELLING SHAREHOLDERS                      DECEMBER 11, 2000       PROSPECTUS
--------------------                      -----------------       ----------
Glen Grimsley                                  11,299               11,299
Gregory A. Dent                                1,271                1,271
Gregory A. Dent Trust                          15,255               15,255
Gregory Grimsley                               10,170               10,170
Gregory W. Nestor                              1,881                1,881
Gunn Allen Financial, Inc.                     69,279               69,279
Irmgard Drilling                               1,026                1,026
Irwin H. Miller                                2,542                2,542
Jack S. McCotter                               2,054                2,054
Jacquelyn R. McIntosh                          10,170               10,170
James A. Brooks(7)                             143,083              143,083
James A. Dudding                               2,034                2,034
James B. Munroe                                1,271                1,271
James D. Simpson                               2,542                2,542
James I. Burke, Jr.                            1,271                1,271
James Lidestri(8)                              6,864                6,864
Jeffrey J. Anderson                            1,271                1,271
Jerry and Vickie Durant                        5,650                5,650
Joe Cooper                                     6,102                6,102
John Lunter                                    20,340               20,340
John McIntosh                                  10,170               10,170
Jud & Teri Hennington(9)                       45,765               45,765
Ken R. Burger                                  12,326               12,326
Ken Shively                                    6,752                6,752
Kenneth Eugene Scivally                        10,170               10,170
Knut E. Ellenes and Eleanor B. Ellenes         5,085                5,085
KSM International Inc.                         10,170               10,170
Larry A. Darnell                               2,054                2,054
Larry Tidwell                                  1,271                1,271
Lynn Crabtree                                  2,054                2,054
Marsha Kay Foster Irrevocable Trust            2,542                2,542
McCauley Asset Management Co.                  1,271                1,271
McDix Properties Ltd.                          5,085                5,085
Michael Day                                    2,054                2,054
Michael Dooly                                  9,661                9,661
Michael T. Cronin                              50,249               50,249
Mike Baca and Jan Baca                         3,101                3,101
Mike Ollinger                                  1,271                1,271
MJD Defined Benefit Plan                       2,440                2,440
Morrison Enterprises                           5,085                5,085
Nicholas Kratsios                              1,026                1,026
Pacific Cattle Corporation                     8,136                8,136
Patton G. Lochridge                            1,271                1,271
Paul J. Lunter(10)                             715,201              715,201
Paul P. Lunter                                 20,340               20,340
Paul Powers                                    6,162                6,162
Peter Cronin                                   3,051                3,051
Philip P. Petrakos CQE Partnership             1,271                1,271

                                             BENEFICIAL        NUMBER OF SHARES
                                            OWNERSHIP AT       COVERED BY THIS
SELLING SHAREHOLDERS                      DECEMBER 11, 2000       PROSPECTUS
--------------------                      -----------------       ----------
Phillip E. Williams, Jr.                       10,170               10,170
Poky Feeders, Inc.                             1,271                1,271
Progressive Services, Inc.                     7,627                7,627
Rainbow Joint Ventures                         11,441               11,441
Ralph Frasca                                   82,352               82,352
Randall A. & Sandra E. Pollard, JTWROS         1,271                1,271
Robert A. Mueller(11)                          53,392               53,392
Robert Mynarcik                                1,372                1,372
Robert P. Thigpen, Jr.                         11,299               11,299
Robert R. LaMotte                              4,107                4,107
Robert W. Wyatt, Jr.                           2,054                2,054
Royal Gamber                                   5,085                5,085
Sidney M. Kalina                               1,271                1,271
Simon Chalpin                                  201                  201
Smith Financial Trust                          116,139              116,139
Stephen K. Zahumensky                          2,542                2,542
Steve Braccini                                 2,542                2,542
Steve Late                                     11,299               11,299
Steven Reynolds                                20,340               20,340
Strategic Solutions Group Inc.                 65,194               65,194
Supermex Trading Co., Ltd.                     15,255               15,255
Terri A. Burkett                               6,752                6,752
Timothy Hutton & Vicki Jones                   5,085                5,085
Tom Hansen                                     4,107                4,107
Tom Shuhda                                     2,003                2,003
Troy Cowdrey                                   2,054                2,054
Vincent Risalvato                              18,965               18,965
W. Paul Resop II                               1,525                1,525
Wilfred Goth                                   2,542                2,542
William & Sheila Kellagher                     2,542                2,542
William G. Wolf                                11,299               11,299

Unnamed Selling Shareholders or any future    458,284               458,284
transferees, pledgees, donees or successors of or from any such unnamed holder(12)

Total                                         3,239,024             3,239,024

----------
1 Mr. Kimicata was an officer of U.S. Technologies, Inc., which was acquired by Digital in 1998. Represents 2,288 shares of common stock issuable upon the exercise of a warrant.
2        Mr. Burke was a founding officer and director of Digital.
3 Catoctin Holdings, LLC is controlled by Randall Coppersmith, a former director of Digital.
4 Mr. Richardson was an officer of Digital prior to the merger of Digital and HSA, and continues to be an officer of Digital. Mr. Richardson is currently the General Counsel of HSA.
5        Mr. James was a director of Digital.

6 Mr. Allen was a founding officer and director of Digital and is currently is an observer to the board of directors of Digital.
7        Includes 80,080 shares of common stock issuable upon the exercise of a warrant.
8 Mr. Lidestri was an officer of U.S. Technologies. Represents 6,864 shares of common stock issuable upon the exercise of a warrant.
9 Mr. Hennington was an officer and director of Digital prior to the merger of Digital and HSA, and continues to be an officer and director of Digital.
10 Mr. Lunter was a founding officer and director of Digital. Represents 1.2% of our outstanding common stock as of the completion of the distribution of common stock to the former Digital shareholders.
11       Mr. Mueller was an officer of Digital.
12 Includes 182,354 shares of common stock issuable upon the exercise of warrants.

                              PLAN OF DISTRIBUTION

         We are registering common stock on behalf of the selling shareholders. As used herein, "selling shareholders" includes donees and pledgees selling our common stock received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of our common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of our common stock will be borne by the selling shareholders. Sales of our common stock may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to our common stock, through short sales of our common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of our common stock by the selling shareholders.

         The selling shareholders may effect such transactions by selling our common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling shareholders and any broker-dealers that act in connection with the sale of our common stock might be deemed to be "underwriters" with the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. HSA has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of their HSA common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         Upon our notification by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares of our common stock involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon our notification by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             HIGH SPEED ACCESS CORP.





                                3,239,024 Shares


                                  Common Stock










                                   ----------
                                   PROSPECTUS
                                   ----------










                               __________ __, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated amounts of the expenses of and related to offering are as follows:

         SEC registration fee........................  $     1,832.29
         Transfer agent fees.........................  $        3,500
         Accounting fees and expenses................  $        3,500
         Legal fees and expenses.....................  $       25,000
         Miscellaneous...............................  $        5,000
                                                       --------------

         Total.......................................  $    38,832.29
                                                        =============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant and its stockholders, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

         Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The Certificate provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to or becomes involved in any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred by such person in connection with such action, suit or proceeding. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Registrant has entered into indemnification agreements with each member of the Board of Directors and certain executive officers of the Registrant providing for the indemnification of the directors and such officers to the fullest extent authorized, permitted or allowed by Delaware law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.       Description
-----------       -----------

4.1**             Specimen Common Stock Certificate.

4.2**             Amended and Restated Certificate of Incorporation.

4.3**             Amended and Restated Bylaws.

5*                Opinion of Weil, Gotshal & Manges LLP.

23.1*             Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5).

23.2              Consent of PricewaterhouseCoopers LLP.

24 Power of Attorney (included on signature page to this Registration Statement).

--------------

*        To be filed by amendment.

** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-74667).

ITEM 17. UNDERTAKINGS

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to

         Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, on this 11th day of December, 2000.

                                      HIGH SPEED ACCESS CORP.

                                      By: /s/ Charles E. Richardson III
                                         ------------------------------------
                                          Name:  Charles E. Richardson III
                                          Title: General Counsel

                                POWER OF ATTORNEY

         KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John G. Hundley, George E. Willett and Stephen M. Calk, and each of them, with the power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                   Signature                     Title                                          Date
                   ---------                     -----                                          ----
       /s/ David A. Jones, Jr.                   Chairman of the Board of Directors           December 11, 2000
--------------------------------------------
       David A. Jones, Jr.

       /s/ Robert Saunders                       Vice Chairman of the Board of                December 11, 2000
--------------------------------------------     Directors
       Robert Saunders

       /s/ Irving W. Bailey, II                  Director                                     December 11, 2000
--------------------------------------------
       Irving W. Bailey, II

       /s/ Michael Gellert                       Director                                     December 11, 2000
--------------------------------------------
       Michael Gellert

       /s/ Jerald L. Kent                        Director                                     December 11, 2000
--------------------------------------------
       Jerald L. Kent

       /s/ William D. Savoy                      Director                                     December 11, 2000
--------------------------------------------
       William D. Savoy



       /s/ Stephen E. Silva                      Director                                     December 11, 2000
--------------------------------------------
       Stephen E. Silva

       /s/ Daniel J. O'Brien                     President, Chief Executive Officer and       December 11, 2000
--------------------------------------------     Director (Principal Executive Officer)
       Daniel J. O'Brien

       /s/ George E. Willett                     Chief Financial Officer                      December 11, 2000
--------------------------------------------     (Principal Financial and Accounting
       George E. Willett                         Officer)


                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

4.1**             Specimen Common Stock Certificate.

4.2**             Amended and Restated Certificate of Incorporation.

4.3**             Amended and Restated Bylaws.

5*                Opinion of Weil, Gotshal & Manges LLP.

23.1*             Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5).

23.2              Consent of PricewaterhouseCoopers LLP.

24 Power of Attorney (included on signature page to this Registration Statement).

--------------

*        To be filed by amendment.

** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-74667).